Filed by Healthcare Capital Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Tau Medical Ltd.

Commission File No.: 333-258915

Date: November 3, 2021

Alpha Tau Announces Enrollment of First Patient in Combination Trial of Alpha DaRT™ and Pembrolizumab (Keytruda®)

JERUSALEM, Nov. 3, 2021 /PRNewswire/ -- Alpha Tau Medical Ltd. ("Alpha Tau"), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT, announced today that it has enrolled its first patient in the combination study of Alpha DaRT and pembrolizumab (Keytruda®) at Hadassah Medical Center in Jerusalem, Israel.

The clinical trial is designed to test the benefit of the Alpha DaRT in combination with pembrolizumab, an immunotherapy drug, for the treatment of recurrent unresectable or metastatic squamous cell carcinoma of the head and neck. The primary objective of the study is to evaluate efficacy of the combination, as measured by the confirmed Best Overall Response rate determined by using the RECIST criteria. Patients enrolled in the trial will receive pembrolizumab cycles every three weeks both before and after receiving Alpha DaRT treatment. The study uses a two-stage adaptive design and can recruit up to 48 patients, with a planned interim analysis after the first 18 patients have been treated.

"We are excited to begin our much-anticipated first human clinical trial combining the Alpha DaRT with a checkpoint inhibitor,” said Alpha Tau CEO Uzi Sofer. “This initiative is a major component of the vision and future direction of Alpha Tau, as we look to evaluate our locally administered Alpha DaRT therapy for its potential to provide local treatment of tumors and also contribute to a systemic response in untreated tumors throughout the body.”

Alpha Tau CMO Dr. Robert Den remarked, "The novel adaptive two-stage trial design will allow us to determine very quickly whether we have observed an improved systemic response from the combination of Alpha DaRT with pembrolizumab, and at the same time allow for a meaningful enough patient population to support decision-making with respect to our clinical pathway. We are looking forward to seeing the data from this trial, particularly in light of our pre-clinical data showing that the combined use of Alpha DaRT with immunomodulators resulted in decreased metastatic burden and improved survival in treated animals, and that this activity was modulated by activation of the immune system."

Prof. Aron Popovtzer, Head of the Sharett Institute of Oncology at Hadassah Medical Center in Jerusalem, and principal investigator of the study, commented, “We are excited to be leading this trial, the first one to combine Alpha DaRT with an immunotherapy in humans. We believe this patient population presents a serious unmet need, and we are looking forward to seeing whether this combination can provide a new source of relief for these patients.”

About Alpha DaRT

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the source and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

On July 8, 2021, Alpha Tau announced that it had entered into a definitive merger agreement (the "Merger Agreement") with Healthcare Capital Corp. (Nasdaq: HCCC) ("HCCC"), a special purpose acquisition company, pursuant to which Alpha Tau would consummate a business combination transaction (the "Business Combination") with HCCC and become a Nasdaq-listed public company.

Media Package: https://www.alphatau.com/media-package

Additional Information and Where to Find It

For additional information on the Business Combination, see HCCC's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission ("SEC") on July 8, 2021.

In connection with the proposed transaction with HCCC, Alpha Tau has filed a Registration Statement on Form F-4, which includes a preliminary proxy statement/prospectus of HCCC.

Investors and security holders of HCCC are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with HCCC's solicitation of proxies for its special meeting of stockholders to be held to approve the proposed Business Combination because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of HCCC as of a record date to be established for voting on the proposed Business Combination.

Stockholders will also be able to obtain copies of the Registration Statement, proxy statement/prospectus, and Form 8-K, without charge at the SEC's website at www.sec.gov.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

HCCC and Alpha Tau and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of HCCC's stockholders in connection with the proposed Business Combination between HCCC and Alpha Tau. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of HCCC's directors and officers HCCC's and Alpha Tau's filings with the SEC, including the Registration Statement.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's and HCCC's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed Merger contemplated thereby; (xiv) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of HCCC or other conditions to closing in the Merger Agreement; (xv) the inability to meet the aggregate transaction proceeds requirements of the Merger Agreement due to the inability to consummate the PIPE Investment or the amount of cash available following any redemptions by HCCC's stockholders; (xvi) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Merger Agreement; (xvii) the risk that the proposed transactions disrupt current plans and operations of Alpha Tau as a result of the announcement and consummation of the transaction described herein; (xviii) the ability to recognize the anticipated benefits of the proposed Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xix) costs related to the proposed Merger; (xx) changes in applicable laws or regulations; (xxi) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's Registration Statement on Form F-4 originally filed with the SEC on August 19, 2021, as amended, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Contact:

Amnon Gat
+972-54-9746276
amnong@alphatau.com